

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 29, 2010

Via U.S. Mail and Facsimile 212.751.3550

Mr. Robert A. Pace
Chief Financial Officer
Independence Tax Credit Plus L.P. III
625 Madison Avenue
New York, NY 10022

> **Re: Independence Tax Credit Plus L.P. III**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed June 23, 2009**
> **File No. 0-24650**

Dear Mr. Pace:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Robert Telewicz
Senior Staff Accountant